Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Create Every Opportunity Corp.
200 Water Street 316
New York, NY 10038
www.createeveryopportunity.org

Up to $1,021,991.38 in Common Stock at $11.26
Minimum Target Amount: $9,998.88

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Create Every Opportunity Corp.
Address: 200 Water Street 316, New York, NY 10038
State of Incorporation: DE
Date Incorporated: November 24, 2021

Terms:

Equity

Offering Minimum: $9,998.88 | 888 shares of Common Stock
Offering Maximum: $1,021,991.38 | 90,763 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $11.26
Minimum Investment Amount (per investor): $292.76

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Volume

Invest $500+ and receive 10% off The CEO Program for a High School of your choice.

Invest $1,000+ and receive 15% off The CEO Program for a High School of your choice.

Invest $5,000+ and receive 25% off The CEO Program for a High School of your choice.

Invest $10,000+ and receive 50% off The CEO Program for a High School of your choice.

Invest $25,000+ and receive a Free CEO Program for a year for a High School of your choice.

Invest $50,000+ and receive VIP Access to CEO Video or Podcast recording with Special Guest.

**All perks occur when the offering is complete.*

The 10% StartEngine Owners' Bonus

Create Every Opportunity Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $11.26 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $1,126. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Create Every Opportunity Corp. is an educational organization that provides students, teachers and schools with a program that teaches the importance of entrepreneurship, financial literacy and common sense knowledge. We provide schools with The CEO Program to be able to teach these important skills to their students with the help of our industry professionals across every sector and business. We charge public high schools between $2,500-$5,000 per year based on the school size. We also work with groups and public officials to give our program to multiple schools for a discount. All of the content is the same in The CEO Program, no matter what the cost is or how they implement it. The CEO Program can be used as either an after school program or as an in school elective offering. We are currently serving Alabama, Florida, Georgia and Ohio. We are looking to expand to the east coast states like New Jersey and New York for 2023, and are going to trade shows on the west coast to expand such as New Mexico and California

The Company was initially organized as CEO Learning LLC in New York on December 3, 2020 and converted to a Delaware corporation under the name Create Every Opportunity Corp. on November 24, 2021.

Competitors and Industry

The U.S. educational service industry is predicted to reach $81.8 billion in revenue by 2024.* The U.S. education market was estimated at $1,411.03 billion in 2018 and is expected to reach $1,949.99 billion by 2025, growing at a compound annual growth rate (CAGR) of 4.7%.**

*Source: https://www.statista.com/forecasts/311190/educational-services-revenue-in-the-us

**Source: https://www.globenewswire.com/news-release/2021/01/06/2153920/0/en/U-S-Education-Market-Size-Share-Predicted-to-be-Worth-USD-1-949-99-Billion-By-2025-Facts-Factors.html

The educational services sector provides education across a broad spectrum of subjects. Services offered by this sector include elementary and secondary schools, colleges and universities, technical and trade schools, fine art schools, and language schools. Most educational service companies focus on many areas in order to provide services like this for every topic. CEO solely focuses on entrepreneurship and financial literacy skills - making us an emerging leader in a large market. Some of our competitors teach similar skills, but they do not provide the e-learning benefits that we have by working with our industry leaders on content, as well as the practical content that is covered throughout our curriculum. DECA would be our largest competitor in this space even though they do not provide a lot of the services and perks that we provide. There isn't another company that curates an entrepreneurship and financial literacy curriculum for each individual school.

Current Stage and Roadmap

We are currently working with over 100 school districts, and we are in 4 states. Since inception, we have also created our own podcast, "CEO Uncovered", where we talk about entrepreneurship and financial literacy skills for free with over 20+ episodes with guests like Erika Nardini of Barstool Sports and Rob Manfred of Major League Baseball. We have been working with the City of Miami to make financial literacy a high school requirement and are hoping to continue to make this type of education universal around the country.

The company's services are currently on the market and generating sales in the prototype stage. The company's efforts for the next few years will be focused on expanding market share, launching new programs, sales, social media marketing, and R&D for new programs. Our goal is to be in schools in every state within the next 3 years. We want to improve our curriculum by having it reviewed by professors from top schools and universities. We are looking to expand our program to middle school and elementary levels. We also want to make a program for parents that will be completely online.

The Team

Officers and Directors

Name: Zachary Sarf

Zachary Sarf's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Chairman, and Managing Director
  Dates of Service: December 01, 2020 - Present
  Responsibilities: Run the day to day operations including employee health, sales, social media management, business management, etc. Zack receives a pretax salary of $1,100 per week.

Other business experience in the past three years:

- **Employer:** FlipFlop LLC
  Title: Executive
  Dates of Service: May 01, 2018 - January 01, 2021
  Responsibilities: Day to day operations of running a businesses.

Other business experience in the past three years:

- **Employer:** DZNFT
  Title: Founder
  Dates of Service: January 07, 2022 - Present
  Responsibilities: Operate research as it pertains to project growth

Name: Ashley Henschel

Ashley Henschel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President & Secretary
  Dates of Service: December 07, 2020 - Present
  Responsibilities: Working on big picture items and video/podcast production. Ashley receives a pretax salary of $1,250 per week and gets 25% in equity.

Name: Jordan Sarf

Jordan Sarf's current primary role is with Creditntell. Jordan Sarf currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: December 07, 2020 - Present
  Responsibilities: Editing and production of video and podcast. Jordan gets pretax salary of $250 per week.

Other business experience in the past three years:

- **Employer:** Creditntell
  Title: Analyst
  Dates of Service: October 04, 2018 - Present
  Responsibilities: Day to day analyst in credit and retail industries.

Other business experience in the past three years:

- **Employer:** Ineffable Pictures
  Title: Founder & CEO
  Dates of Service: March 01, 2019 - Present
  Responsibilities: Produce commercials, music videos, and narrative films with upcoming filmmakers. Coordinated with production team, producer and director to pinpoint creative vision, determine technical needs and devise shooting schedule. Completed pre-production planning such as setting budgets, hiring crew and cast members and obtaining permits. Managed all back-end functions, such as client contact, shoot scheduling and product deliveries.

Other business experience in the past three years:

- **Employer:** Hollywood Insider
  Title: Video Editor
  Dates of Service: December 01, 2019 - February 01, 2020
  Responsibilities: Edited time sensitive behind the scenes and premiere footage for Youtube. Reviewed and edited film by selecting best combination of performance, sequencing and timing to tell story. Performed post-production work, including assembling raw material, editing sound and sequences and

providing final product within time and budget constraints.

Other business experience in the past three years:

- **Employer:** Flix Premiere
  Title: Film Development Screener
  Dates of Service: January 01, 2019 - May 01, 2019
  Responsibilities: Screened and reviewed three feature films per week. Held weekly meetings to discuss the quality of each film screened.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk

overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational service industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a financial literacy and entrepreneurship program. Our revenues are therefore dependent upon that market.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in

making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that The CEO Program is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the

Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Zachary Sarf	1,350,000	Common Stock	71.0%
Ashley Henschel	500,000	Common Stock	26.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 90,763 of Common Stock.

Common Stock

The amount of security authorized is 2,000,000 with a total of 1,900,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock

Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 1,900,000
Use of proceeds: Initial issuance of securities post-conversion from LLC to C Corp.
Date: November 24, 2021
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020

Create Every Opportunity Corp. was initially organized as CEO Learning LLC on Dec. 3, 2020. The revenue, cost of sales, gross margins, and expenses from Dec. 3, 2020 through Dec. 31, 2020 are based on financial statements reviewed by a CPA. 2021 numbers are based on numbers provided by the Company.

Revenue

Revenue for 2020 was $6,000. This was the Company's first sale.

In 2021, the Company experienced record revenues and unit sales. Revenues were $1,420,000. This increase in sales was primarily driven by US-based direct-to-school sales. We believe that this improved performance was primarily driven by two factors: the availability of our free resources, such as the CEO Uncovered podcast for the entire year, and an aggressive campaign to get the best people teaching lessons in our program.

Cost of Sales

Cost of sales in 2020 was $0.

Costs of sales in 2021 varied on the sale, but on average, costs were about 20-30% of the sale price.

Gross Margins

Gross profit in 2020 was $6,000, and gross margins as a percentage of revenues were 100%.

Expenses

Total operating expenses in 2020 consisted of $200 general and administrative expenses.

In 2021, total operating expenses were $1,193,610, which consisted of office space, technology costs, cloud costs, websites/email expenses, sales material expenses, mail expenses, etc.

Historical results and cash flows:

The Company is currently in the initial production stage and is revenue-generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because of our current client base and optimism for a minimum of a 90% program renewal. Past cash was primarily generated through sales. Our goal is to 3x revenue from 2022.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2021, the Company has around $200,000 cash on hand. Credit lines have not been established, but we have the ability to get up to $650,000 max credit lines if needed.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the

Company. Of the total funds that our Company has, 70% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal of approximately $1.07M.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Based on our current P/L statement, we can operate at the same level we are now. With the money, we can invest or expand our business, but we can still operate at a profit without the raise.

These are based on our 2021 P/L and average inflation. Again, we don't need the money to operate - we need the money to expand.

We can operate at the same level we are now for 3 years if we raise the minimum amount.

How long will you be able to operate the company if you raise your maximum funding goal?

With our current P/L statement, we can operate at the same level we are now. With the money, we can invest or expand our business, but we can still operate at a profit without the raise. With the maximum amount raised, we can turn our focus to expanding to new states and expanding the reach of the program.

These are based on our 2021 P/L and average inflation. Again, we don't need the money to operate - we need the money to expand. We can operate at the same level we are now for a minimum of 10 years if we raise the maximum amount.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Possible future rounds of funding.

Indebtedness

- **Creditor:** Capital One
  Amount Owed: $200.00
  Interest Rate: 0.0%
  Maturity Date: February 04, 2022

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $21,394,000.00

Valuation Details:

Create Every Opportunity Corp. determined its pre-money valuation based on the following:

Market: The global e-learning services market size is projected to reach $331,030 million by 2027, from $185,740 million in 2020, at a CAGR of 8.1% during 2021-2027 (Source: Stats Market Research). $23.4 billion was the U.S. market size for after-school program providers (Source: IBISWorld).

Nerdy, the parent company of Varsity Tutors, went public via a SPAC in a deal valued at about $1.7 billion; Varsity Tutors was posting a $23 million loss at the time as well. A similar organization, DECA, raised $15 million since its inception and has not needed to raise additional money since 2009. We expect to continue to be cash flow positive and increase our market share.

EBITDA Multiple: Education companies typically trade at 11-12x EBITDA multiple. In 2021, we generated $1.5 million from The CEO Program, and we plan to increase that to $5 million in 2022 by emerging in new territories and increasing our sales and marketing efforts. We are also going to increase the schools we are in for the states we are currently working with.

Intangible Assets: With over 200+ pieces of unique content from the best industry professionals, we have intangible assets that continue to grow daily. From videos to podcasts to curated lessons, our unique content gives us a huge edge over our competitors. The Company values its intangible assets at $5 million.

Based primarily on its EBITDA multiple and the value of its intangible assets, the Company believes it is worth a pre-money valuation of $21.3 million.

The Company set its valuation internally without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. The Company only has one class of stock, and no options, warrants, or convertible securities.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.88 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  30.0%
  We are going to hire more sales staff, so we can bring our program to more schools - this will help us scale our program. We are focusing right now on selling direct to high schools and we are planning to expand to sell a program to parents, as well as B2B through local governments.

- *Marketing*
  20.0%
  We want to run advertisements through our social media and our podcast. We also want to expand our PR, so that CEO becomes a household name. We are partnering with different groups and podcasts to expand our reach, as well as direct consumer marketing plans that let us advertise our program through teacher and parent friendly mediums.

- *Research & Development*
  16.5%
  We want to expand our program to teach more topics and get more industry leaders involved. We currently work with over 40 different leaders and we want to expand this by working with other businesses. We also want to hire teachers from top universities and colleges to expand our program and get it reviewed by the best in the world.

- *Operations*
  10.0%
  We want to expand our office, so we can hire more sales people and provide a home for CEO staff, students, and schools. We want to be able to provide top customer service to our schools and students by having every possible resource around. This will also help us speed operations by expanding some of our current teams.

- *Working Capital*
  20.0%
  Runway based on our other spending. We are working on a groud breaking program to allow students to build up a positive credit history without any money or risk to them - this will be a game changer for us.

If we raise the over allotment amount of $1,021,991.38, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  30.0%
  Sales staff with an implemented sales training program as well. We want a sales manager with three people under him/her.

- *Research & Development*
  20.0%
  Expand program by having it reviewed by teachers and professors from top schools. This will make our program stronger than existing programs on the market.

- *Working Capital*
  20.0%
  We want to have capital to be able to participate in trade shows and events that would help us gain new clients for The CEO Program.

- *Marketing*
  20.0%
  We want to increase our marketing on social media and avenues that educators go to such as PBS, etc. We also want to provide schools with more free resources to help them engage with CEO.

- *Operations*
  6.5%
  We want to increase our technology capabilities by making our databases, website and content a lot stronger.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.createeveryopportunity.org (Investor Section).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange

Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/ceo

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Create Every Opportunity Corp.

[See attached]

CEO LEARNING, LLC

FINANCIAL STATEMENTS

FROM INCEPTION (DECEMBER 3, 2020) YEAR ENDED DECEMBER 31, 2020

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
CEO Learning, LLC
New York, New York

We have reviewed the accompanying financial statements of CEO Learning, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (December 3, 2020) to December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

December 3, 2020

As of December 31,		**2020**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	4,000
Account receivables, net		6,000
Total current assets		**10,000**
Total assets	**$**	**10,000**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Account payables	$	200
Other current liabilities		4,000
Total current liabilities		**4,200**
Total liabilities		**4,200**
MEMBERS' EQUITY		
Members' equity		5,800
Total members' equity		**5,800**
Total liabilities and members' equity	**$**	**10,000**

See accompanying notes to financial statements.

CEO LEARNING, LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception December 3, 2020)		December 31, 2020
(USD $ in Dollars)		
Net revenue	$	6,000
Cost of goods sold		-
Gross profit		6,000
Operating expenses		
General and administrative		200
Sales and marketing		-
Total operating expenses		200
Operating income/(loss)		5,800
Interest expense		-
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		5,800
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$**	**5,800**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Inception date (December 3, 2020)	**$ -**
Net income/(loss)	5,800
Balance—December 31, 2020	**$ 5,800**

See accompanying notes to financial statements.

As of inception (December 3, 2020)		**December 31, 2020**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	5,800
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Account receivables, net		(6,000)
Account payables		200
Other current liabilities		4,000
Net cash provided/(used) by operating activities		**4,000**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of intangible assets		-
Net cash provided/(used) in investing activities		**-**
Change in cash		4,000
Cash—beginning of year		-
Cash—end of year	**$**	**4,000**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

CEO Learning, LLC (English translation is CEO: Create Every Opportunity) was formed on December 3, 2020 in the state of New York. The financial statements of CEO Learning, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

Create Every Opportunity (CEO) is an educational organization that provides high school students and schools with a program that teaches the importance of entrepreneurship, financial literacy and common-sense knowledge. CEO works with the most knowledgeable and influential entrepreneurs, companies and business leaders to curate a program that teaches all of the basics of financial literacy, entrepreneurship and business. Our schools and students get access to the valuable advice and basics driven from years of real-world experience from people like Shark Tank Entrepreneurs to Professors from Top Universities and Colleges.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020, the Company determined that no reserve was necessary.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of CEO Program which is provided through the cloud to the final customers.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 3, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020
Payroll liabilities	4,000
Total Other Current Liabilities	**4,000**

4. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020

Member's name	Ownership percentage
Zachary Sarf	72.5%
Ashley Lauren Henschel	25.0%
Jordan Sarf	2.5%
TOTAL	**100.0%**

5. RELATED PARTY

There are no related party transactions

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through December 2, 2021 the date the financial statements were available to be issued.

On November 24, 2021, the company converted from LLC into C Corp. Total number of shares authorized to be issue is 70,000, while total number of shares issued and outstanding is 70,000. The company is planning to increase number of shares authorized prior the new raise.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Create Every Opportunity


Create Every Opportunity
Unlocking Financial Literacy and Entrepreneurship

Website | New York, NY | EDUCATION

$0.00 raised

0 Investors	$21.4M Valuation
$11.26 Price per Share	$292.76 Min. Investment
Common Shares Offered	Equity Offering Type
$1.02M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Create Every Opportunity works directly with high schools to provide the best curriculum and resources. We have top industry leaders teaching entrepreneurship and financial literacy skills to help future professionals prepare for the real world.

Reasons to Invest

- Scalable - Sales system that is scalable within the following categories: Additional Locations, Middle Schools, Parent Courses, Colleges, etc.
- Market Size and Growth - Educational Market in US set to expand to $1,949 Billion by 2025
- Unique Content - With over 180+ videos and lessons from our over 40+ industry leaders, we have created exclusive content that grows every day with top people in the business world, with more on the horizon. Including a credit reporting system for high school students and CEO Connect, similar to modern professional social media platforms, for CEO students, teachers, and partners.

OVERVIEW

Create Every Opportunity: Enhancing Real Life Skills

It's never too early to learn about financial literacy.

At Create Every Opportunity, we believe everyone should be prepared for the real world when it comes time to dive into it. **That's why we believe all schools should teach financial literacy and entrepreneurship.**


WE WORK WITH
Some of the most knowledgeable & influential entrepreneurs, companies & business leaders
to curate a program that teaches all of the basics of:
C.E.O.
Entrepreneurship
Business
Financial Literacy

Entrepreneurship Business Financial Literacy and Common Sense Knowledge

Our schools and students get access to the valuable advice and basics driven from years of real world experience from people like Shark Tank Entrepreneurs to Professors from Top Universities and Colleges.


This video is private

Founders Zachary Saf & Ashley Henschel were inspired to start CEO because of their passion for helping people. After finding out about America's financial literacy problem, they knew they had to create a solution to help younger generations from falling into the trap.


OUR MISSION IS
To teach all students the basics of financial literacy
while showing them how to apply the same principles to their businesses
We envision a
Financially inclusive world
where people from all ages & backgrounds can hold the power to improve their lives through the world of entrepreneurship.

THE PROBLEM

The Numbers Don't Lie - Americans have a Financial Literacy Problem

[Nearly two-thirds of Americans can't pass a basic test of financial literacy]. In fact, the FINRA Foundation's [National Financial Capability Study] found that 53% of respondents have admitted that thinking about their financial situation makes them anxious, and 44% say that discussing their finances is stressful.


nearly
2 in 3
adults cannot answer basic financial questions
69%
of parents admit they are reluctant about broaching the topic of finances with children

Source

From doing your taxes to reading your pay stub - schools simply don't teach students to prepare them for the real world. **This is where we come in.**

THE SOLUTION

Crafted Lessons from Industry Leaders

At Create Every Opportunity (CEO), we believe that high schoolers should learn the basics before they graduate. With our learning platform, we can plug into any schools curriculum - hoping to transform how the next generation gains **entrepreneurship experience**, **financial literacy**, and **common sense knowledge**.


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So how do we implement this? Our organization provides high schools with a program that teaches the importance of **entrepreneurship, financial literacy, and common sense knowledge.**

With the help of industry leaders, we do this by providing a curriculum and resources for high schools to teach entrepreneurship and financial literacy education.


Barstool CEO
Erika Nardini
Real Estate Tycoon
Leonard Steinberg
NFL Head Coach
Hue Jackson
Restauranteur
Telly Hatzigeorgiou
Billionaire Entrepreneur John Catsimatidis
NYU Professor of Entrepreneurship
Jeff Carr

Schools can choose how they implement our curriculum and resources - whether it's an after school program, class or elective.

Here's what that could look like.



IMPLEMENTING CEO
CEO's implementation provides the framework & resources to bring CEO to any school
After School Club/Program
Up to 30 CEO curated sessions for Club Format
Access to CEO Connect for students & online resources
Access to our entire CEO curriculum and inventory
School Elective
Up to 75 CEO curated sessions for Classroom Format
Access to CEO Connect for students & online resources
Access to our entire CEO curriculum and inventory
Online/Hybrid Resource Only
Introduction to CEO program
Access to CEO Connect for students & online resources
Access to all CEO program resources, activists, and curriculum

In our first year, we used it as R/D to test out the market and different areas.

We sold the CEO Program to different individual public high schools, as well as deals for multiple schools working with local governments. We currently have over 100 schools using CEO Program resources, and we hope for the next school season to be in well over 500 schools. The CEO Program costs between $3,000 to $11,000 based on the school and size.

THE MARKET

The US Educational Market is Set to Expand to Nearly $2 Billion by 2025

And as time goes on, the idea of this type of education has become more needed and mainstream.

AACSB report states:


IN MARCH OF 2020
demand for entrepreneurship education was up
66%
YOY
A strong indication that, during times of great crisis, students perceive new business creation as a catalyst for helping them find opportunities.

We don't believe there is a direct competitor that has produced and curated content by industry professionals like we have. While there are companies that promote this type of learning, we do not believe that they fix the problem themselves.

Our resources not only teach the students, but also teach the teacher how to teach entrepreneurship and financial literacy so your students and you understand everything and get the most out of our resources. Based on our internal research:


We are also
cheaper than 90% of programs
that teach entrepreneurship, most of which are used by parents outside of the classroom setting
C.E.O.

OUR TRACTION

Getting Ahead in School

Here's a look at some of our milestones...


C.E.O.
We currently have over 100 schools using The CEO Program resources
We have created over 250+ pieces of unique content that is only accessible through us and expanding every week
We started our podcast, that is open to everyone, that has been helping promote this type of education

WHY INVEST

Building a Brighter Future

Our mission is to be in every state in the country, helping to push legislation that mandates this type of learning in high schools all over.

We believe we will continue to expand - as we are already in the front lines behind the growing movement of entrepreneurship and financial literacy education. Some states, like Ohio, are already starting to mandate this type of learning.

We are ready to scale our sales forces so we can bring the CEO program to more schools throughout the country. We have an infrastructure in place that already proves our model - and we are excited to grow by helping others grow. Care to join us in building a brighter future?


CREATE EVERY OPPORTUNITY
C.E.O.
CREATE EVERY OPPORTUNITY

Meet Our Team



Zachary Sarf

CEO, Chairman, and Managing Director

As a Founder of Create Every Opportunity Corp., Zachary Sarf is an experienced entrepreneur with a demonstrated history of working in various areas in business. Zachary built his first business when he was still a sophomore at Michigan State University.

As FlipFlop proved to be successful, Zachary decided that he wanted to do more in terms of social entrepreneurship. So, he decided to look into education and realized that the system didn't provide anything related to real-world problems. From there, Zachary got the idea of what his next venture would be about. He created the Create Every Opportunity organization in 2020.



Ashley Henschel

President & Secretary

Ashley Henschel recently graduated from Michigan State University, Graduate Class of 2020, with a Bachelor's degree in Human Development and Family Studies. As someone who has always been passionate about seeing others succeed in their chosen areas of interest, Ashley Henschel decided to create an avenue where she can help others build their paths towards success through Create Every Opportunity or CEO.



Jordan Sarf

CTO

Produced and edited the interviews, time-sensitive promotional clips, and lesson plans for high school students.

Managed and coordinated all post-production aspects, including video editing, motion graphics design, compositing, and quality assurance reviewing.

Managed capture and editing of video footage to monitor consistency.

Jordan's primary occupation is with Creditnell. He currently works 20 hours per week for Create Every Opportunity Corp.

Offering Summary

Company	Create Every Opportunity Corp.
Corporate Address	200 Water Street 316, New York, NY 10038
Offering Minimum	$9,998.88
Offering Maximum	$1,021,991.38
Minimum Investment Amount (per investor)	$292.76

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	888
Maximum Number of Shares Offered	90,763
Price per Share	$11.26
Pre-Money Valuation	$21,394,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Volume

Invest $500+ and receive 10% off The CEO Program for a High School of your choice.

Invest $1,000+ and receive 15% off The CEO Program for a High School of your choice.

Invest $5,000+ and receive 25% off The CEO Program for a High School of your choice.

Invest $10,000+ and receive 50% off The CEO Program for a High School of your choice.

Invest $25,000+ and receive a Free CEO Program for a year for a High School of your choice.

Invest $50,000+ and receive VIP Access to CEO Video or Podcast recording with Special Guest.

**All perks occur when the offering is complete.*

The 10% StartEngine Owners' Bonus

Create Every Opportunity Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $11.26 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $1,126. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Create Every Opportunity to get notified of future updates!

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

"Why didn't they teach me this in school?" That's something I said a lot as a founder working on my first venture, learning how to operate a business on my own.

I realized how much easier it would have been if I had received more business education before I left high school. That's what we've set out to change at Create Every Opportunity.

Most schools don't offer financial literacy or business training in their curriculum. And only a few state school systems have any financial literacy requirements at all.

At Create Every Opportunity, we're dedicated to bringing topics like common sense thinking, financial literacy, and entrepreneurship to high school classrooms nationwide. Our courses cover concepts that aren't taught in other classrooms like:

- How to do Your Taxes
- The Difference between Credit Cards and Debit Cards
- Budgeting
- Starting A Business
- Marketing
- Sales
- Accounting
- And More

We developed our learning modules by looking at the shared topics among every state's business education program and working with acclaimed business experts to build our lessons.

We've already partnered with 40 experts from different industries like Craig Newmark of Craigslist, Erika Nardini of Barstool, and billionaire radio personality, John Catsimatidis.

We also work with states, cities, districts, and individual schools, who purchase lessons from us directly. All of our lessons are hosted in the Cloud and schools are given a link to access them digitally. It's up to the school to decide how classes are taught, whether once a week during an after-school business club or as part of a year-long curriculum.

Since we launched our program in December 2020, we've worked with schools in Ohio, Florida, Alabama, and Georgia. And we're just getting started.

In 2021, over 25 states introduced legislation to add a financial literacy requirement for students.

Create Every Opportunity's program is the perfect way to bridge the knowledge gap for the next generation of successful entrepreneurs.

Invest now, and join us in building a better future for the business leaders of tomorrow.

Overview Section Video

"Entrepreneurship is very simple. It takes two functions: you have to make something, and you have to sell it. And at the very start of a company, those are the only two functions that matter. So, you just got to make it, and you gotta sell it. And I think a lot of people lose track of that. People also need to remember that the purpose of a company is to create customers. It's not to raise money, it's not to have a good time - you can do all those things, but it only happens if you create customers."

The Solution Section Video

No audio.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.